Exhibit 99.2

Genius Sports Reports 24% Group Revenue Growth, Record Group Adj. EBITDA and Increased Full-Year 2025 Guidance

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Group Revenue of $118.7m, representing 24% growth year-over-year
•
Group Net Loss of ($53.9m) whilst Group Adj. EBITDA increased 64% year-over-year to a quarterly record of $34.2m
•
Group Revenue growth contributed to Group Adj. EBITDA at a 57% incremental margin
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Group Adj. EBITDA margin expanded by 700 basis points year-over-year to a quarterly record of 28.8%
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Raised 2025 Group Revenue and Adj. EBITDA guidance to $645m and $135m, respectively, representing growth of 26% and 57% and over 410 bps of margin expansion to 21%

LONDON & NEW YORK, August 6, 2025 – Genius Sports Limited (NYSE:GENI) (“Genius Sports,” "Genius" or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal second quarter ended June 30, 2025.

“Our new partnerships with Serie A and European Leagues further demonstrate the strength of our technology and how it is fundamentally transforming the traditional rights model,” said Mark Locke, Genius Sports Co-Founder and CEO. “Additionally, our extended and expanded partnership with the NFL reinforces our confidence in the long-term model, paving the way for continued margin expansion and cash flow growth for the foreseeable future. The strong momentum and new commercial successes across Betting, Media and Sports underpin our increased full-year 2025 guidance.”

$ in thousands	Q225	Q224%
Group Revenue	118,719	95,447	24.4%
Betting Technology, Content & Services	87,515	67,124	30.4%
Media Technology, Content & Services	18,602	17,953	3.6%
Sports Technology & Services	12,602	10,370	21.5%
Group Net Loss	(53,948)	(21,792)	(147.6%)
Group Adjusted EBITDA	34,150	20,797	64.2%
Group Adjusted EBITDA Margin	28.8%	21.8%	700	bps

$ in thousands	YTD25	YTD24%
Group Revenue	262,710	215,165	22.1%
Betting Technology, Content & Services	194,058	141,021	37.6%
Media Technology, Content & Services	44,495	53,428	(16.7%)
Sports Technology & Services	24,157	20,716	16.6%
Group Net Loss	(62,146)	(47,333)	(31.3%)
Group Adjusted EBITDA	53,925	27,675	94.9%
Group Adjusted EBITDA Margin	20.5%	12.9%	760	bps

Q2 2025 Financial Highlights

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Group Revenue: Group revenue increased 24% year-over-year to $118.7 million.
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Betting Technology, Content & Services: Revenue increased 30% year-over-year to $87.5 million, driven primarily by growth in business with existing customers as a result of increased betting volume, price increases on contract renewals and renegotiations and expansion of value-added services and products.
o
Media Technology, Content & Services: Revenue increased 4% year-over-year to $18.6 million, driven by higher programmatic advertising services.
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Sports Technology & Services: Revenue increased 22% year-over-year to $12.6 million primarily driven by an increase in sales of products built on GeniusIQ technology.
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Group Net Loss: Group net loss was $53.9 million in the second quarter ended June 30, 2025, representing a $32.2 million deterioration compared to the $21.8 million loss in the second quarter ended June 30, 2024. This was primarily driven by a non-recurring increase in stock-based compensation related to one-time equity awards issued to management and employees as well as warrants issued to the NFL, pursuant to the extended License Agreement.
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Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $34.2 million in the quarter, representing a 64% increase compared to the $20.8 million reported in the second quarter ended June 30, 2024, and 700 basis points of margin expansion.

Q2 2025 Business Highlights

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Agreed to a multi-year extension and expansion of strategic technology partnership with the NFL to power the next generation of fan experiences through official data and video distribution through the 2030 Super Bowl
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Announced addition to the broad-market Russell 3000® Index
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Launched strategic partnership with TV measurement company, iSpot, integrating its Unified and Outcomes measurement solutions and data insights into FANHub
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After the reporting period:
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Secured exclusive official data and streaming rights with Serie A through 2029 to power next-generation BetVision product
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Utilized leading technology position to secure multi-year exclusive official betting data rights for a select group of competitions within European Leagues
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Announced new partnership with PMG, the leading independent agency representing several major brands including Nike, TurboTax, Best Western, and Beats by Dre, among others
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Launching new partnership with Belgian Pro Leagues to provide semi-automated offsides technology solutions
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Showcased GeniusIQ technology for the FIBA U19 Basketball World Cup, capturing optical player tracking data to power augmented broadcasts, immersive viewing experiences and rich performance insights for coaches and players
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Appointed Bryan Castellani as Chief Financial Officer, effective October 1, 2025

Financial Outlook

Genius Sports expects to generate Group Revenue of approximately $645 million and Group Adjusted EBITDA of approximately $135 million in 2025. This implies year-over-year Group Revenue and Adj. EBITDA growth of 26% and 57%, respectively. This assumes approximately 30% growth in Betting Technology, Content & Services Revenue and at least 20% growth in Media Technology, Content & Services Revenue. Genius Sports also expects to increase its positive annual cash flow in the full year of 2025.

Appointment of new Chief Financial Officer

Genius Sports is pleased to announce the appointment of Bryan Castellani as Chief Financial Officer, effective October 1, 2025. Bryan is a seasoned financial executive with over two decades of experience with some of the world’s most recognized media organizations, including ESPN, The Walt Disney Company, and most recently, Warner Music Group, where he served as Executive Vice President and CFO. His deep financial expertise and leadership will support Genius Sports as it becomes increasingly profitable and cash generative. Outgoing Chief Financial Officer, Nick Taylor, will remain with Genius Sports during the transition to ensure a smooth and seamless handover.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue	$118,719	$95,447	$262,710	$215,165
Cost of revenue	109,832	67,079	218,621	173,990
Gross profit	8,887	28,368	44,089	41,175
Operating expenses:
Sales and marketing	14,299	9,661	25,712	18,076
Research and development	8,726	7,214	17,672	13,835
General and administrative	64,500	30,867	99,035	52,452
Transaction expenses	2,053	1,628	2,785	2,092
Total operating expenses	89,578	49,370	145,204	86,455
Loss from operations	(80,691)	(21,002)	(101,115)	(45,280)
Interest income, net	556	348	993	1,014
Loss on disposal of assets	(1)	(12)	(13)	(19)
Gain (loss) on foreign currency	26,992	(2,822)	39,241	(3,909)
Total other income (expense)	27,547	(2,486)	40,221	(2,914)
Loss before income taxes	(53,144)	(23,488)	(60,894)	(48,194)
Income tax (expense) benefit	(1,748)	1,314	(2,290)	214
Gain from equity method investment	944	382	1,038	647
Net loss	$(53,948)	$(21,792)	$(62,146)	$(47,333)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.21)	$(0.09)	$(0.25)	$(0.21)
Weighted average common stock outstanding:
Basic and diluted	253,220,241	229,464,001	250,839,507	229,395,387

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$221,561	$110,213
Restricted cash, current	—	25,026
Accounts receivable, net	83,750	85,491
Contract assets	41,470	30,632
Prepaid expenses	37,322	27,333
Other current assets	11,627	9,902
Total current assets	395,730	288,597
Property and equipment, net	24,291	19,016
Intangible assets, net	116,331	115,539
Operating lease right-of-use assets	30,408	7,488
Goodwill	326,011	326,011
Deferred tax asset	1,453	1,192
Investments	29,974	31,717
Other assets	3,580	2,706
Total assets	$927,778	$792,266
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$30,120	$36,661
Accrued expenses	64,154	79,172
Deferred revenue	60,641	73,388
Current debt	10	19
Operating lease liabilities, current	3,757	3,003
Other current liabilities	8,946	9,327
Total current liabilities	167,628	201,570
Deferred tax liability	13,196	13,802
Operating lease liabilities, non-current	26,807	4,489
Total liabilities	207,631	219,861
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 242,547,168 shares issued and 238,441,220 shares outstanding at June 30, 2025; unlimited shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding at December 31, 2024	2,425	2,153
B Shares, $0.0001 par value, 22,500,000 shares authorized, 14,500,000 shares issued and outstanding at June 30, 2025; 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2024	1	2
Additional paid-in capital	1,941,470	1,700,065
Treasury stock, at cost, 4,105,948 shares at June 30, 2025 and December 31, 2024	(17,653)	(17,653)
Accumulated deficit	(1,149,673)	(1,087,527)
Accumulated other comprehensive loss	(56,423)	(24,635)
Total shareholders’ equity	720,147	572,405
Total liabilities and shareholders’ equity	$927,778	$792,266

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2025	2024
Cash Flows from operating activities:
Net loss	$(62,146)	$(47,333)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	31,674	41,877
Loss on disposal of assets	13	19
Stock-based compensation	97,676	23,938
Non-cash consideration, net	—	(280)
Non-cash lease expense	2,066	1,889
Amortization of contract costs	752	599
Deferred income taxes	(867)	—
Allowance for expected credit losses	173	(411)
Gain from equity method investment	(1,038)	(647)
(Gain) loss on foreign currency remeasurement	(38,976)	3,889
Changes in operating assets and liabilities
Accounts receivable	1,569	2,439
Contract assets	(10,838)	12,395
Prepaid expenses	(10,111)	2,438
Other current assets	(2,003)	(6,318)
Other assets	(1,230)	(755)
Accounts payable	(6,541)	(17,917)
Accrued expenses	(15,018)	(4,868)
Deferred revenue	(12,747)	(6,584)
Other current liabilities	(381)	(3,643)
Operating lease liabilities	(1,790)	(1,911)
Net cash used in operating activities	(29,763)	(1,184)
Cash flows from investing activities:
Purchases of property and equipment	(8,397)	(4,594)
Capitalization of internally developed software costs	(28,814)	(23,856)
Distributions from equity method investments	2,787	1,561
Purchases of intangible assets	(449)	—
Proceeds from disposal of assets	9	—
Net cash used in investing activities	(34,864)	(26,889)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	144,000	—
Repayment of loans and mortgage	(11)	(9)
Repayment of promissory notes	—	(7,575)
Net cash provided by (used in) financing activities	143,989	(7,584)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6,960	2,881
Net increase (decrease) in cash, cash equivalents and restricted cash	86,322	(32,776)
Cash, cash equivalents and restricted cash at beginning of period	135,239	125,793
Cash, cash equivalents and restricted cash at end of period	$221,561	$93,017
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$1,630	$178
Cash paid during the period for income taxes	$1,684	$715

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(dollars, in thousands)
Net loss	$(53,948)	$(21,792)	$(62,146)	$(47,333)
Adjusted for:
Net, interest income	(556)	(348)	(993)	(1,014)
Income tax expense (benefit)	1,748	(1,314)	2,290	(214)
Amortization of acquired intangibles (1)	2,182	9,024	4,364	19,228
Other depreciation and amortization (2)	13,486	12,022	28,062	23,248
Stock-based compensation (3)	84,991	17,568	102,303	25,237
Transaction expenses	2,053	1,628	2,785	2,092
Litigation and related costs (4)	10,547	1,149	13,915	2,348
(Gain) loss on foreign currency	(26,992)	2,822	(39,241)	3,909
Other (5)	639	38	2,586	174
Adjusted EBITDA	$34,150	$20,797	$53,925	$27,675

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three and six months ended June 30, 2025 and 2024, legal proceedings included Sportscastr litigation, dMY litigation and Spirable litigation (as described in Item 3.D “Risks Related to Legal Matters and Regulations” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2025 (the “2024 20-F”)). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes severance costs and non-recurring compensation payments, expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, and professional fees for finance transformation project.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s second quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global sports, betting and media ecosystem. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences across the entire sports industry.

We are the trusted partner to over 1,000 sports organizations, including many of the world’s largest leagues, teams, sportsbooks, brands and broadcasters, such as the NFL, English Premier League, NCAA, DraftKings, FanDuel, bet365, Coca-Cola, EA Sports, CBS, NBC and ESPN.

Genius Sports is uniquely positioned through AI, computer vision and big data to power the future of sports fan experiences. From delivering augmented broadcasts and enhanced highlights, to automated officiating tools, immersive betting solutions and personalized marketing activations, we connect the entire sports value chain from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

Group Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Group Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group Adjusted EBITDA and Group Adjusted EBITDA margin are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; our share repurchase program; and other factors included under the heading “Risk Factors” in the 2024 20-F.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel , Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com